LETTERHEAD

April 20, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

RE:	Toll Brothers, Inc. Form 10-K for the Fiscal Year Ended October 31, 2009 Filed December 21, 2009 Form 10-Q for the Fiscal Quarter Ended January 31, 2010 Filed March 10, 2010 File No. 001-09186

Dear Mr. O’Brien:

We have reviewed your letter of April 6, 2010 regarding the Toll Brothers, Inc. Annual Report on Form 10-K for the fiscal year ended October 31, 2009 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended January 31, 2010 (the “Form 10-Q”) and are responding to your comments. To facilitate your review, we have included each of your comments being responded to herein prior to our responses to them. This document is being submitted via EDGAR. In addition, we have sent you a paper copy.

We understand that your review and comments are to assist us in compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. We share these objectives and continue to respond to your comments with these goals in mind.

Form 10-Q for the period ended January 31, 2010

6. Income Taxes, page 13

1.	We have read your response to comment 2 in our letter dated February 26, 2010. Please clarify the nature of the “new” valuation allowance and the “reversing” valuation allowance shown in the tax rate reconciliation table and confirm to us that the net amount represents the additional net deferred tax assets generated during the three months ended January 31, 2010. Clarify the disclosure in future filings as appropriate.

Response:

The “new” valuation allowance recognized in the current period is for deferred tax assets established in the current period. The deferred tax assets established in the current period relate to impairment charges and state tax benefits recognized in the current period. The “reversing” valuation allowance recognized in the current period is for the reversal of prior year valuation allowances recognized on deferred tax assets that were recorded as expenses for book purposes in prior years and which we expect to recoup as tax refunds in 2011 associated with the filing of the 2010 tax return. Thus, we confirm that the net of the “new” valuation allowance less the “reversing” valuation allowance represents the additional net deferred tax asset valuation allowance recorded during the three months ended January 31, 2010.

We will clarify our disclosures in future filings.

2.	You disclose on page 14 that the $20.4 million of potential benefit of the extended carryback under the Worker, Homeownership, and Business Assistance Act of 2009 has been reflected in your January 31, 2010 balance sheet and statement of operations for the three-month period ended January 31, 2010. Please clarify to us and disclose in future filings the line item where this amount has been included in the statement of operations and how it has been presented in the rate reconciliation on page 13, if applicable.

Response:

The $20.4 million is one of the components of the “Income Tax Benefit” line item in our Condensed Consolidated Statements of Operations on page 3 of our Form 10-Q and is included in various line items of the rate reconciliation presented on page 13 of our Form 10-Q. The $20.4 million consists of: the current period tax benefit of $19.9 million, plus the “reversing” valuation allowance, less the federal portions of the “new” valuation allowance and the accrued interest on anticipated federal tax assessments.

The disclosure on page 14 of our Form 10-Q was provided to give the reader of our financial statements information on the current expected benefit and potential benefits available to the Company in our fiscal 2010 under the Worker, Homeownership, and Business Assistance Act of 2009 (the “Act”). The impact of the Act on the Company is that it will allow us to realize a tax benefit for our fiscal 2010 tax losses and recognize that benefit in our financial statements.

We will modify our disclosure in future filings.

Should you have any additional comments or need further clarification of our responses, please contact me.

Yours truly,

/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President –
Chief Accounting Officer

Direct telephone: 215 938 8045
Fax: 215 938 8422
E-mail: jsicree@tollbrothersinc.com